10025749

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taylor Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1128 16th Street, NW
(No. and Street)

Washington (City) DC (State) 20036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ralph Cecil Taylor Jr (202) 955-1330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th Floor (Address) New York (City) New York (State) 10005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 25 2010

DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph Cecil Taylor Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taylor Financial Services, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Owner, Board of Director

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Acountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
jamundsencpa@gmail.com

Taylor Financial Services LLC

Index to Financial Statements

December 31, 2009

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, NY 10005
212/709-8250
jamundsencpa@gmail.com

Independent Auditor's Report

Partners of Taylor Financial Services LLC:

I have audited the accompanying statement of financial condition of Taylor Financial Services LLC as of December 31, 2009, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taylor Financial Services at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 21, 2010

Taylor Financial Services LLC

Statement of Financial Condition

December 31, 2009

Assets		
Cash	$	7,790
Total Assets		7,790
Liabilities and stockholders' equity		
Current liabilities		
Judgment due		271,208
Interest payable on judgment due		4,520
Partner's equity		(267,938)
	$	7,790

See accompanying notes to financial statements.

Taylor Financial Services, LLC

Statement of Income

For the Year Ended December 31, 2009

Expenses	
Judgment	$ (271,208)
Interest on judgment	(4,520)
General and administrative expenses	(26,527)
Net Income	$ (302,255)

See accompanying notes to financial statements.

Taylor Financial Services LLC

Statement of Changes in Partners' Equity

For the Year Ended December 31, 2009

	Partners Equity
Balance at January 1, 2009	$ 14,317
Capital Additions	20,000
Net Loss	(302,255)
Balance at December 31, 2009	$ (267,938)

See accompanying notes to financial statements.

Taylor Financial Services LLC

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net Income (Loss)	$ (302,255)
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in judgment due	271,208
Increase in interest due	4,520
(Decrease) in accrued expenses:	(19,500)
Net cash provided by operating activities	(46,027)
Cash provided by financing activities:	
Capital additions	20,000
Cash and equivalents, beginning of year	33,817
Cash and equivalents, end of year	$ 7,790

See accompanying notes to financial statements.

Taylor Financial Services LLC

Notes to Financial Statements

For the Year Ended December 31, 2009

1. Significant Accounting Policies

Taylor Financial Services LLC (the Company) is a limited liability company formed in Delaware on March 15, 2002. The Company is a broker dealer and a member of FINRA.

The Company prepares its financial statements on the accrual basis of accounting. The Company entered into a revised expense sharing agreement with its affiliated company Taylor Companies. Previously, the Company paid for a portion of its expenses. The revised expense sharing agreement details that Taylor Companies, an affiliated company, will pay all the expenses and be accountable for all liabilities of Taylor Financial Services LLC.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Partners' Equity and Expense Sharing

Taylor Companies contributed $20,000 in capital to the company during 2009. As previously stated, the expense sharing agreement was revised in 2009 so that Taylor Companies now pays all the expenses of Taylor Financial Services LLC.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company was not in net capital requirements because of a judgment of $271,208 plus accrued interest of 10% per annum, $4,520.

5. Subsequent Events.

The Company has obtained a release from the judgment effective February 12, 2010 and has recorded such release with the United States District Court, District of Connecticut.

Taylor Financial Services LLC

Computation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2009

Schedule 1

Assets	$ 7,790
Less: Liabilities	(275,728)
Total Ownership Equity	(267,938)
Less: Non Allowable Assets	
Total Net Capital Before Haircuts	(267,938)
Less: Haircuts	-
Net Capital	(267,938)
Minimum Net Capital	5,000
Excess net capital	$ (272,938)
Aggregate indebtedness	$ 275,728
Ratio AI to NC	0%
Non AI Liabilities	-

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

The original Focus filing for December 31, 2009 did not contain a judgment against the company for $271,208 and accrued interest of $4,520. The amended Focus filing corrected these omissions and the revised FOCUS has no significant differences from this audited report.

Taylor Financial Services, LLC
Computation for Determination of the Reserve Requirements
For Brokers and Dealers
Pursuant to Rule 15c3-3
As of December 31, 2009

Taylor Financial Systems, LLC is exempt from the provision of Rule 15c3-3 under Section (k)(2)(i) of the Securities Exchange Act of 1934, because it meets the exemption provided within Section (k)(2)(i).

Taylor Financial Services LLC
SIPC Supplemental Report
December 31, 2009

SIPC Net Operating Revenue	0
General Assessment (.0025)	150
Less previously paid	-150
Assessment balance due	0

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Partners of Taylor Financial Services LLC

In planning and performing my audit of the financial statements of Taylor Financial Services LLC, (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
February 21, 2010